

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-mail
Mr. Jason Draper
Chief Executive Officer
Broke Out Inc.
83, High Street, Stony Stratford,
Milton Keynes
United Kingdom, MK11 1AT

> **Re: Broke Out Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed April 8, 2015**
> **File No. 333-202337**

Dear Mr. Draper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2015 letter.

General

1. We note your responses to prior comments 7 and 16. Please disclose where appropriate the factors Mr. Draper considers when determining whether a product is produced and/or sold through Gone Retro versus Broke Out. In this regard, we note the statement on page 13 that you do not sell vintage clothing, "so there is no overlap of business interests." However, Gone Retro's website advertises clothes and products similar to those that appear on Broke Out's website. Please revise accordingly or advise us why you believe it is not necessary to clarify how the businesses are differentiated. Additionally, please advise us whether the £8.98 per garment payment to Gone Retro applies regardless of the type of garment, e.g., "headwear, jackets, sweaters, t-shirts and weightlifting trousers."

Mr. Jason Draper
Broke Out Inc.
April 17, 2015
Page 2

Dilution, page 20

2. We note your revised dilution disclosure in response to comment 5. Please further revise
    the net tangible book value prior to this offering for each scenario to exclude the
    intangible assets, net of $7,595 as of December 31, 2014. Also provide us with your
    calculations for the increase in net tangible book value per share attributable to cash
    payments from purchasers of the shares offered, and immediate dilution per share to new
    investors as it is unclear to us how you arrived at those amounts.

Exhibits

Subscription Agreement

3. Based on the Terms of Subscription it appears you plan to issue paper stock certificates.
    As applicable, please revise the prospectus to address additional liquidity risks to
    potential purchasers associated with owning paper stock certificates.

    You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you
have questions regarding comments on the financial statements and related matters. Please
contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other
questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director

cc: Scott Doney, Esq.
        The Doney Law Firm